EXHIBIT 99.6

________________, 2004

Dear Policyholder:

          We are pleased to announce that on August 25, 2003 the board of directors of the Fremont Mutual Insurance Company, unanimously adopted a plan of conversion under which we will convert from a mutual insurance company to a stock insurance company. As part of the conversion process, a new company, Fremont Michigan InsuraCorp, Inc., has been formed which will become the holding company of Fremont Insurance Company. The enclosed materials provide more information about the conversion. Please note that the conversion will not change the status of your existing insurance policy or policies with us.

          We believe that the conversion will benefit all policyholders. It will raise needed capital, allowing us to:

•	continue providing you with competitive rates;

•	improve our capital position and reduce interest through the exchange of surplus notes;

•	provide for growth and expansion of the product lines we offer you;

•	increase our financial strength to support current and future premium and provide additional security to you; and

•	provide an opportunity for policyholders to participate in the success of Fremont.

          Your participation in the conversion is very important. A proxy statement is enclosed for your review, together with a proxy card. We urge you to read all the materials provided carefully. Your vote is important to the success of the plan. I urge you to vote FOR the plan by completing, signing, dating and returning the enclosed proxy card immediately in the postage-paid envelope provided, whether or not you expect to attend the special meeting or subscribe for stock. Your vote of approval of the plan in no way obligates you to buy stock. The deadline for returning proxy cards is _________, 2004.

          If you have any questions or would like additional information, please call Centennial Securities Company, Inc. toll free at (800) 253-4131. Centennial Securities Company, Inc. is open Monday through Friday from 8:30 a.m. to 5:00 p.m.

Sincerely, Richard E. Dunning President

THIS LETTER IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY COMMON STOCK OF FREMONT MICHIGAN INSURACORP, INC. SUCH AN OFFER WILL BE MADE ONLY BY MEANS OF A PROSPECTUS.